Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2011 Unaudited Financial Results

4Q11 Total Revenues Up 77.2% YOY

4Q11 Net Advertising Revenues Up 100.5% YOY

4Q11 Net Income Attributable to PNM Up 210.5% YOY

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on March 6

BEIJING, China, March 7, 2012 – Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “PNM” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Highlights

•

Total revenues for the fourth quarter of 2011 increased by 77.2% year-over-year to RMB280.5 million (US$44.6 million), driven by a 100.5% increase in net advertising revenues and a 56.2% increase in paid service revenues.

•	Net income attributable to Phoenix New Media for the fourth quarter of 2011 increased by 210.5% year-over-year to RMB35.6 million (US$5.7 million).

•	Adjusted net income attributable to Phoenix New Media[1] for the fourth quarter of 2011 increased by 119.8% year-over-year to RMB40.4 million (US$6.4 million).

Fiscal Year 2011 Highlights

•

Total revenues for fiscal year 2011 increased by 79.8% year-over-year to RMB950.6 million (US$151.0 million), driven by a 127.9% increase in net advertising revenues and a 49.5% increase in paid service revenues.

•	Net income attributable to Phoenix New Media for fiscal year 2011 increased by 38.3% year-over-year to RMB102.5 million (US$16.3 million).

•	Adjusted net income attributable to Phoenix New Media for fiscal year 2011 increased by 86.0% year-over-year to RMB168.6 million (US$26.8 million).

Mr. Shuang Liu, CEO of Phoenix New Media, stated, “We are very excited to report another strong quarter and to close our fiscal year 2011 on a solid note, both operationally and financially. As one of the independent and most influential Internet media companies in China, we continue to expand our exclusive and premium content portfolio targeting ifeng’s sophisticated and affluent audience of over 20 million online daily unique viewers. In the fourth quarter of 2011, we hosted a series of sponsored activities, such as the Forever Happiness (Meili Tongxing) Charity Gala Dinner and our annual Chinese Business Leaders Awards Ceremony, further enhancing our brand awareness. Looking forward, we will

[1]	An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

continue to leverage our portal operations, further develop our media convergence model across Internet enabled devices, and proactively invest in branding, talent acquisition and technology, further strengthening ifeng’s platform and remaining the media gateway of choice for Chinese Internet users.”

Fourth quarter 2011 Financial Results

REVENUES

Total revenues for the fourth quarter of 2011 increased by 77.2% to RMB280.5 million (US$44.6 million) from RMB158.3 million in the fourth quarter of 2010. Total revenues exceeded the top end of management’s earlier guidance range of RMB247 million to RMB264 million.

Net advertising revenues, calculated net of advertising agency service fees, for the fourth quarter of 2011 increased by 100.5% to RMB150.4 million (US$23.9 million) from RMB75.0 million in the fourth quarter of 2010, exceeding the top end of management’s guidance range of RMB135 million to RMB145 million. For the fourth quarter of 2011, the number of advertisers was 314, which generated an average revenue per advertiser (“ARPA”) of RMB479,100 (US$76,100). This was an increase of 103.7% from RMB235,200 in the fourth quarter of 2010.

Paid service revenues for the fourth quarter of 2011 increased by 56.2% to RMB130.0 million (US$20.7 million) from RMB83.2 million in the fourth quarter of 2010, exceeding the top end of management’s guidance range of RMB112 million to RMB119 million. Paid service revenues consist of revenues from two major business sub-segments: mobile Internet and value-added services (“MIVAS”)2, which increased by 57.3% to RMB119.1 million (US$18.9 million) in the fourth quarter of 2011 from RMB75.7 million in the fourth quarter of 2010; and video value-added services (“video VAS”), which increased by 45.1% to RMB10.9 million (US$1.7 million) in the fourth quarter of 2011 from RMB7.5 million in the fourth quarter of 2010. The growth in paid service revenues was primarily due to the expansion of user base.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the fourth quarter of 2011 increased by 72.5% to RMB164.2 million (US$26.1 million) from RMB95.2 million in the fourth quarter of 2010, in line with revenue growth. Revenue sharing fees to telecom operators and channel partners increased to RMB78.5 million (US$12.5 million) in the fourth quarter of 2011 from RMB42.5 million in the fourth quarter of 2010 primarily due to MIVAS revenue growth. Content and operational costs in the fourth quarter of 2011 grew to RMB53.4 million (US$8.5 million) from RMB37.2 million in the fourth quarter of 2010 primarily due to an increase in third party content acquisition costs and increase in headcount for the Company’s content production and

[2]	MIVAS includes Internet VAS, which was previously a separate component of MIVAS.

advertising sales support team. Bandwidth costs increased to RMB12.3 million (US$2.0 million) in the fourth quarter of 2011 from RMB6.3 million in the fourth quarter of 2010 primarily due to the Company’s rapid user traffic growth. Share-based compensation expense included in cost of revenues was RMB1.0 million (US$0.2 million) in the fourth quarter of 2011.

Gross profit for the fourth quarter of 2011 increased by 84.2% to RMB116.2 million (US$18.5 million) from RMB63.1 million in the fourth quarter of 2010. Gross margin improved to 41.4% in the fourth quarter of 2011, from 39.9% in the fourth quarter of 2010. Adjusted gross margin, which excludes the impact of share-based compensation expense, also improved to 41.8% in the fourth quarter of 2011, from 40.0% in the fourth quarter of 2010.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the fourth quarter of 2011 increased by 80.1% to RMB90.2 million (US$14.3 million) from RMB50.1 million in the fourth quarter of 2010. This increase was attributable to the general growth in the Company’s overall business, increase in staff related costs resulting from increased headcount, as well as investment in the Company’s year-end marketing events. Share-based compensation expense included in operating expenses was RMB3.8 million (US$0.6 million) in the fourth quarter of 2011.

Income from operations for the fourth quarter of 2011 increased by 100.3% to RMB26.0 million (US$4.1 million) from RMB13.0 million in the fourth quarter of 2010. Operating income margin was 9.3% for the fourth quarter of 2011, as compared with 8.2% in the fourth quarter of 2010.

Adjusted income from operations, which excludes the impact of share-based compensation expense, for the fourth quarter of 2011 increased by 54.8% to RMB30.8 million (US$4.9 million) from RMB19.9 million in the fourth quarter of 2010. Adjusted operating income margin was 11.0% for the fourth quarter of 2011, as compared with 12.6% in the fourth quarter of 2010.

FOREIGN CURRENCY EXCHANGE GAIN AND INTEREST INCOME

Foreign currency exchange gain for the fourth quarter of 2011 increased to RMB6.4 million (US$1.0 million) from RMB0.1 million in the fourth quarter of 2010. The foreign currency exchange gain for the fourth quarter of 2011 was mainly attributable to RMB appreciation during the period. The majority of the proceeds from the Company’s IPO has been converted into RMB and is being held by the parent company whose functional currency is the U.S. dollar. Interest income for the fourth quarter of 2011 was RMB4.5 million (US$0.7 million), compared to RMB0.2 million in the fourth quarter of 2010. The increase in interest income was also primarily due to the higher deposit levels resulting from the Company’s IPO proceeds.

NET INCOME

Net income attributable to Phoenix New Media for the fourth quarter of 2011 increased by 210.5% to RMB35.6 million (US$5.7 million) from RMB11.5 million in the fourth quarter of 2010. Net income increased largely as a result of the increase in income from operations, as well as the currency gain and interest income mentioned above. Net margin for the fourth quarter of 2011 increased to 12.7% from 7.3% in the fourth quarter of 2010. Net income attributable to ordinary shareholders for the fourth quarter of 2011 was RMB35.6 million (US$5.7 million), as compared to a net loss attributable to ordinary shareholders of RMB14.2 million in the fourth quarter of 2010. Net income per diluted ADS3 in the fourth quarter of 2011 was RMB0.44 (US$0.07) as compared with a net loss per diluted ADS of RMB0.34 in the fourth quarter of 2010.

Adjusted net income attributable to Phoenix New Media for the fourth quarter of 2011, which excludes share-based compensation expenses, increased by 119.8% to RMB40.4 million (US$6.4 million) from RMB18.4 million in the fourth quarter of 2010. Adjusted net margin for the fourth quarter of 2011 increased to 14.4% from 11.6% in the fourth quarter of 2010. Adjusted net income attributable to Phoenix New Media per diluted ADS was RMB0.50 (US$0.08) in the fourth quarter of 2011, representing an increase of 78.2% as compared to RMB0.28 in the fourth quarter of 2010.

In the fourth quarter of 2011, the Company’s weighted average number of ADS used in computing diluted income per ADS was 80,913,255.

Fiscal Year 2011 Financial Results

REVENUES

Total revenues for fiscal year 2011 increased by 79.8% to RMB950.6 million (US$151.0 million) from RMB528.7 million in fiscal year 2010, exceeding the top end of management’s earlier guidance range of RMB917 million to RMB934 million for the full year.

Net advertising revenues, calculated net of advertising agency service fees, for fiscal year 2011 increased by 127.9% to RMB465.8 million (US$74.0 million) from RMB204.4 million in fiscal year 2010. This increase was driven by two key drivers: number of advertisers, which grew by 11.2% to 558 in fiscal year of 2011 from 502 in fiscal year of 2010, and average revenue per advertiser (“ARPA”), which increased by 105.1% to RMB834,800 (US$132,600) in fiscal year of 2011 from RMB407,000 in fiscal year of 2010.

Paid service revenues for fiscal year 2011 increased by 49.5% to RMB484.8 million (US$77.0 million) from RMB324.3 million in fiscal year 2010. The growth in paid service revenues was primarily due to the expansion of user base.

[3]	“ADS” is American Depositary Share. Each ADS represents eight ordinary shares.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for fiscal year 2011 increased by 85.2% to RMB554.7 million (US$88.1 million) from RMB299.4 million in fiscal year 2010. Share-based compensation expense included in cost of revenues was RMB19.5 million (US$3.1 million) in fiscal year 2011.

Gross profit for fiscal year 2011 increased by 72.7% to RMB395.9 million (US$62.9million) from RMB229.3 million in fiscal year 2010.

Gross margin decreased to 41.6% for fiscal year 2011, compared with 43.4% in fiscal year 2010. Adjusted gross margin, which excludes the impact of share-based compensation expense, improved slightly to 43.7% for fiscal year 2011, from 43.5% in fiscal year 2010.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for fiscal year 2011 increased by 110.8% to RMB310.2 million (US$49.3 million) from RMB147.1 million in fiscal year 2010. The increase in operating expenses was primarily due to increased staff-related costs resulting from increased headcount and increased share-based compensation expense. Share-based compensation expense included in operating expenses was RMB46.6 million (US$7.4 million) in fiscal year 2011 as compared with RMB15.7 million in fiscal year 2010.

Income from operations for fiscal year 2011 increased by 4.4% to RMB85.7 million (US$13.6 million) from RMB82.2 million in fiscal year 2010. Operating income margin was 9.0% for fiscal year 2011 as compared with 15.5% in fiscal year 2010.

Adjusted income from operations, which excludes the impact of share-based compensation expense, for fiscal year 2011 increased by 53.8% to RMB151.8 million (US$24.1 million) from RMB98.7 million in fiscal year 2010. Adjusted operating income margin was 16.0% for fiscal year 2011, as compared with 18.7% in fiscal year 2010.

NET INCOME

Net income attributable to Phoenix New Media for fiscal year 2011 increased by 38.3% to RMB102.5 million (US$16.3 million) from RMB74.1 million in fiscal year 2010. Net margin for fiscal year 2011 decreased to 10.8% from 14.0% in fiscal year 2010. Net loss attributable to ordinary shareholders for fiscal year 2011 was RMB847.0 million (US$134.6 million), compared to a net loss attributable to ordinary shareholders of RMB165.4 million in fiscal year 2010. Net loss per diluted ADS in fiscal year 2011 was RMB13.05 (US$2.07) as compared with a net loss per diluted ADS of RMB4.05 in fiscal year 2010. Net loss attributable to ordinary shareholders for fiscal year 2011 primarily resulted from the accretion to Series A redeemable convertible preferred shares redemption value. The accretion to Series A redeemable convertible preferred shares redemption value and income allocation to participating preferred shares were considered a deemed dividend related to the preferred shares which were automatically converted to ordinary shares upon the completion of the Company’s initial public offering on May 17, 2011. As a consequence, this charge no longer occurred after the completion of IPO.

Adjusted net income attributable to Phoenix New Media for fiscal year 2011, which excludes share-based compensation expenses, increased by 86.0% to RMB168.6 million (US$26.8 million) from RMB90.6 million in fiscal year 2010. Adjusted net margin for fiscal year 2011 increased slightly to 17.7% from 17.1% in fiscal year 2010. Adjusted net income attributable to Phoenix New Media per diluted ADS was RMB2.23 (US$0.35) for fiscal year 2011, representing an increase of 41.5% as compared to RMB1.57 in fiscal year 2010.

Business Outlook

For the first quarter of 2012, the Company expects its total revenues to be between RMB227 million and RMB237 million, representing year-over-year growth of approximately 32% to 38%. Net advertising revenues are expected to be between RMB125 million and RMB130 million, representing year-over-year growth of approximately 66% to 73%. Paid service revenues are expected to be between RMB102 million and RMB107 million, representing year-over-year growth of approximately 6% to 11%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 8:00 p.m. Eastern Time on March 6, 2012 (March 7, 2012 at 9:00 a.m. Beijing / Hong Kong time) to discuss its fourth quarter and fiscal year 2011 financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
China:	4001200654
Hong Kong:	+85230512745
United States:	+16462543515
United States Toll Free:	+18555008701
Conference ID:	56187739

A replay of the call will be available through March 13, 2012 by dialing the following numbers:

International:	+61282355000
China:	4006920026
United States:	+17183541232
United States Toll Free:	+18662145335
Conference ID:	56187739

A live and archived webcast of the conference call will also be available at the Company’s IR website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media uses adjusted net income attributable to Phoenix New Media, adjusted net income attributable to Phoenix New Media per diluted ADS, adjusted gross margin, adjusted income from operations, adjusted operating income margin and adjusted net margin, each of which is a non-GAAP financial measure. Adjusted net income attributable to Phoenix New Media is net income/(loss) attributable to Phoenix New Media excluding share-based compensation expenses. Adjusted gross margin is gross profit with share-based compensation expenses added back, divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation expenses. Adjusted operating income margin is adjusted income from operations divided by total revenues; and adjusted net margin is adjusted net income attributable to Phoenix New Media divided by total revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income/(loss) to obtain a better understanding of its operating performance. It uses this non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures have material limitations as an analytical tools. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

The reporting currency of the Company is Renminbi (“RMB”) but, for the convenience of the reader, the amounts for the three months ended December 31, 2011 are presented in U.S. dollars (“USD”). Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2939 to US$1.00, the noon buying rate in effect on December 30, 2011 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, PNM enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. PNM’s platform includes its ifeng.com channel, consisting of its ifeng.com website, its video channel, comprised of its dedicated video vertical and video services and applications, and its mobile channel, including its mobile Internet website and mobile Internet and value-added services (“MIVAS”).

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MIVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MIVAS; changes by mobile operators in China to the their policies for MIVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in its registration statement on Form F-1, as amended, filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Tel: +86(10)8445-8883

Email: ir@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: Jeremy.peruski@icrinc.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	287,173	397,166	63,103
Term deposit	—	784,023	124,569
Accounts receivable, net	77,043	202,097	32,110
Amounts due from related parties	16,487	64,388	10,230
Prepayment and other current assets	19,389	46,334	7,362
Deferred tax assets	613	11,931	1,896

Total current assets	400,705	1,505,939	239,270

Non current assets:
Property and equipment, net	24,111	41,012	6,516
Intangible assets, net	2,363	5,415	860
Note receivable	17,600	—	—
Other non-current assets	2,483	12,128	1,927

Total non-current assets	46,557	58,555	9,303

Total assets	447,262	1,564,494	248,573

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	54,115	120,910	19,211
Amounts due to related parties	43,477	3,889	618
Advances from customers	7,781	7,191	1,143
Taxes payable	9,970	35,822	5,692
Salary and welfare payable	26,064	45,119	7,169
Accrued expenses and other current liabilities	7,147	39,276	6,239

Total current liabilities	148,554	252,207	40,072

Long-term liabilities	3,483	5,504	874

Total liabilities	152,037	257,711	40,946

Mezzanine equity

Series A convertible redeemable preferred shares	390,183	—	—

Shareholders’ equity/(deficit):
Ordinary shares	25,140	42,054	6,682
Additional paid-in capital	—	1,823,017	289,648
Statutory reserves	10,314	24,647	3,916
Accumulated deficit	(129,411)	(555,831)	(88,313)
Accumulated other comprehensive loss	(1,001)	(27,104)	(4,306)

Total shareholders’ equity/(deficit)	(94,958)	1,306,783	207,627

Total liabilities, mezzanine equity and shareholders’ equity	447,262	1,564,494	248,573

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)

	For the three months ended				For the twelve months ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Net advertising revenues	75,034	126,172	150,437	23,902	204,369	465,824	74,012
Paid service revenues	83,237	144,599	130,015	20,657	324,326	484,768	77,022

Total revenues	158,271	270,771	280,452	44,559	528,695	950,592	151,034
Cost of revenues	(95,196)	(151,912)	(164,236)	(26,094)	(299,423)	(554,676)	(88,129)

Gross profit	63,075	118,859	116,216	18,465	229,272	395,916	62,905
Operating expenses:
Sales and marketing expenses	(25,382)	(36,890)	(50,916)	(8,090)	(76,152)	(164,082)	(26,070)
General and administrative expenses	(15,163)	(19,716)	(21,399)	(3,400)	(39,955)	(77,078)	(12,246)

Technology and product development expenses	(9,556)	(17,732)	(17,907)	(2,845)	(31,012)	(69,021)	(10,966)

Total operating expenses	(50,101)	(74,338)	(90,222)	(14,335)	(147,119)	(310,181)	(49,282)

Income from operations	12,974	44,521	25,994	4,130	82,153	85,735	13,623

Other income/(expenses):
Interest income	165	4,260	4,489	713	582	9,682	1,538
Foreign currency exchange gain/(loss)	136	13,318	6,419	1,020	313	19,343	3,073
Others, net	828	1,010	894	142	1,534	2,861	455

Net income before tax	14,103	63,109	37,796	6,005	84,582	117,621	18,689

Income taxes expenses	(2,624)	(6,271)	(2,157)	(343)	(10,499)	(15,146)	(2,406)

Net income attributable to Phoenix New Media	11,479	56,838	35,639	5,662	74,083	102,475	16,283

Accretion to convertible redeemable preferred share redemption value	(21,081)	—	—	—	(206,409)	(943,268)	(149,870)
Income allocation to participating preferred shares	(4,573)	—	—	—	(33,093)	(6,172)	(981)

Net income/(loss) attributable to ordinary shareholders	(14,175)	56,838	35,639	5,662	(165,419)	(846,965)	(134,568)

Net income/(loss) per ordinary share—basic	(0.04)	0.09	0.06	0.01	(0.51)	(1.63)	(0.26)

Net income/(loss) per ordinary share—diluted	(0.04)	0.09	0.06	0.01	(0.51)	(1.63)	(0.26)
Weighted average number of ordinary shares used in computing basic income/(loss) per share	331,915,437	610,872,332	614,385,668	614,385,668	327,045,493	519,227,660	519,227,660

Weighted average number of ordinary shares used in computing diluted income/(loss) per share	331,915,437	648,380,080	647,306,037	647,306,037	327,045,493	519,227,660	519,227,660
Net income/(loss) per ADS—basic	(0.34)	0.74	0.46	0.07	(4.05)	(13.05)	(2.07)
Net income/(loss) per ADS—diluted	(0.34)	0.70	0.44	0.07	(4.05)	(13.05)	(2.07)
Weighted average number of ADS used in computing basic income/(loss) per ADS	41,489,430	76,359,042	76,798,209	76,798,209	40,880,687	64,903,458	64,903,458
Weighted average number of ADS used in computing diluted income/(loss) per ADS	41,489,430	81,047,510	80,913,255	80,913,255	40,880,687	64,903,458	64,903,458

Reconciliations from net income/(loss) attributable to PNM to adjusted net income attributable to PNM (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income attributable to PNM per diluted ADS (non-GAAP)

	For the three months ended				For the twelve months ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to PNM	11,479	56,838	35,639	5,662	74,083	102,475	16,283
Add back: Share-based compensation expenses	6,918	4,651	4,803	763	16,561	66,092	10,501

Adjusted net income attributable to PNM (non-GAAP)	18,397	61,489	40,442	6,425	90,644	168,567	26,784

Adjusted net margin (non-GAAP)	11.6%	22.7%	14.4%	14.4%	17.1%	17.7%	17.7%

Adjusted net income attributable to PNM per ADS (non-GAAP)—diluted	0.28	0.76	0.50	0.08	1.57	2.23	0.35

Weighted average number of ADS used in computing diluted income per ADS (non-GAAP)	65,604,779	81,047,510	80,913,255	80,913,255	57,553,180	75,620,257	75,620,257

Note:	Diluted adjusted net income attributable to PNM per ADS (non-GAAP) represents adjusted net income attributable to PNM divided by the weighted average number of ADSs assuming all outstanding preferred shares are converted into ordinary shares.

Share-based compensation expenses included in:

	For the three months ended				For the twelve months ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	162	1,188	1,023	162	854	19,526	3,102
Sales and marketing expenses	917	1,156	1,258	200	4,664	18,254	2,900
General and administrative expenses	5,722	1,678	1,930	307	10,406	17,470	2,776
Technology and product development expenses	117	629	592	94	637	10,842	1,723

Total share-based compensation expenses	6,918	4,651	4,803	763	16,561	66,092	10,501

Details of cost of revenue is as follows:

	For the three months ended				For the twelve months ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue sharing fees	42,504	89,100	78,546	12,480	151,732	285,960	45,435
Content and operational costs	37,156	37,920	53,385	8,482	99,838	171,707	27,281
Bandwidth costs	6,270	9,489	12,344	1,961	19,552	37,462	5,952
Business tax and surcharages	9,266	15,403	19,961	3,171	28,301	59,547	9,461

Total cost of revenue	95,196	151,912	164,236	26,094	299,423	554,676	88,129